Exhibit 99.1

THIRD AMENDING AGREEMENT
RE: FOURTH amended and restated CREDIT AGREEMENT

THIS THIRD AMENDING AGREEMENT made as of the 7th day of May, 2025 (this “Amendment”).

BETWEEN:

THE BANK OF NOVA SCOTIA,
a Canadian chartered bank

(herein, in its capacity as administrative agent of the Lenders, called the “Agent”)

– and –

THE BANK OF NOVA SCOTIA,
CANADIAN IMPERIAL BANK OF COMMERCE,
ROYAL BANK OF CANADA,
BANK OF MONTREAL,
THE TORONTO-DOMINION BANK,
NATIONAL BANK OF CANADA,
MUFG BANK, LTD., CANADA Branch,
BANK OF AMERICA, N.A., CANADA BRANCH,
MORGAN STANLEY BANK, N.A.,
FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC and
WELLS FARGO BANK, N.A., CANADIAN BRANCH

(herein, in their capacities as lenders to the Borrower, collectively called the “Lenders” and individually called a “Lender”)

– and –

FORTIS INC.,

a corporation existing under the laws of the Province of Newfoundland and Labrador

(herein called the “Borrower”)

WHEREAS pursuant to a fourth amended and restated credit agreement made as of May 4, 2022 among the Borrower, the Agent and the Lenders (as amended by a first amending agreement dated May 4, 2023 and a second amending agreement dated June 6, 2024, the “Existing Credit Agreement”), the Lenders established a certain credit facility in favour of the Borrower on the terms and conditions set forth therein;

AND WHEREAS the parties hereto wish to amend certain provisions of the Existing Credit Agreement.

NOW THEREFORE THIS AMENDMENT WITNESSES that, in consideration of the mutual covenants and agreements contained herein (the receipt and sufficiency of which is hereby acknowledged), the parties hereto covenant and agree as follows:

Article 1
DEFINED TERMS

1.1	Capitalized Terms

All capitalized terms which are used herein without being specifically defined herein shall have the meaning ascribed thereto in the Existing Credit Agreement as amended hereby (as so amended, the “Credit Agreement”).

Article 2
AMENDMENTS

2.1	General Rule

Subject to the terms and conditions herein contained, the Existing Credit Agreement is hereby amended to the extent necessary to give effect to the provisions of this Amendment and to incorporate the provisions of this Amendment into the Existing Credit Agreement.

2.2	Amendments

(a)	Section 1.1 of the Existing Credit Agreement is hereby amended as follows:

(i)	by deleting the definition of “Adjusted Term SOFR Rate” in its entirety and replacing it with the following:

““Adjusted Term SOFR Rate” means:

(a)	for any SOFR Standard Interest Period, the rate per annum equal to (a) the Term SOFR Rate for such SOFR Standard Interest Period, plus (b) the applicable Term SOFR Adjustment; and

(b)	for any SOFR Non-Standard Interest Period, the SOFR Interpolated Rate for such SOFR Non-Standard Interest Period,

provided that, in each case, if the Adjusted Term SOFR Rate as so determined would be less than the Floor, such rate shall be deemed to be equal to the Floor for the purposes of this Agreement.”

(ii)	by deleting paragraph (a) of the definition of “Interest Period” and replacing it with the following:

“(a)      with respect to any Term Benchmark Loan, the period commencing on the date of such Term Benchmark Loan and ending on the numerically corresponding day in the calendar month that is one (1), three (3) or six (6) months or a SOFR Non-Standard Interest Period as the Agent may agree to (in each case, subject to the availability thereof), as the Borrower may elect; provided, that (i) if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day, (ii) any Interest Period that commences on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Interest Period) shall end on the last Business Day of the last calendar month of such Interest Period and (iii) no tenor that has been removed from this definition pursuant to clause (e) of Section 1.17 shall be available for specification in any request for a Term Benchmark Loan or rollover of, or conversion into, a Term Benchmark Loan. For purposes hereof, the date of a Term Benchmark Loan initially shall be the date on which such Term Benchmark Loan is made and thereafter shall be the effective date of the most recent conversion or rollover of such Term Benchmark Loan;”

(iii)	by deleting the reference to “July 31, 2029” in the definition of “Maturity Date” and replacing such reference with “July 31, 2030”;

(iv)	by deleting the definition of “Term SOFR Rate” in its entirety and replacing it with the following:

““Term SOFR Rate” means, with respect to any Term Benchmark Loan for a SOFR Standard Interest Period and for any tenor comparable to the applicable SOFR Standard Interest Period, the Term SOFR Reference Rate at approximately 5:00 a.m. New York time two Business Days prior to the commencement of such tenor comparable to the applicable Interest Period, as such rate is published by the Term SOFR Administrator.”

(v)	by adding the following new defined terms in alphabetical order:

““SOFR Interpolated Rate” means, for any Term Benchmark Loan for a SOFR Non-Standard Interest Period, the rate per annum determined by the Agent (which determination shall be conclusive and binding absent manifest error) to be equal to the rate that results from interpolating on a linear basis between: (a) (i) Term SOFR Rate for the longest SOFR Standard Interest Period for which the Term SOFR Rate is available that is shorter than the SOFR Non-Standard Interest Period of such Term Benchmark Loan plus (ii) the Term SOFR Adjustment applicable to such SOFR Standard Interest Period and (b) (i) the Term SOFR Rate, for the shortest SOFR Standard Interest Period for which the Term SOFR Rate is available that exceeds the SOFR Non-Standard Interest Period of such Term Benchmark Loan, plus (ii) the Term SOFR Adjustment applicable to such SOFR Standard Interest Period, in each case, at such time; provided that when determining the SOFR Interpolated Rate for a SOFR Non-Standard Interest Period which is less than one (1) month, the SOFR Interpolated Rate shall be deemed to be the Term SOFR Rate for a SOFR Standard Interest Period of one (1) month’s duration plus the Term SOFR Adjustment applicable to such SOFR Standard Interest Period.

“SOFR Non-Standard Interest Period” means with respect to a Term Benchmark Loan, an Interest Period which is for a term other than one (1) month, three (3) months or six (6) months and which such Term Benchmark Loan shall bear interest at the SOFR Interpolated Rate.

“SOFR Standard Interest Period” means, with respect to a Term Benchmark Loan, an Interest Period which is for a term of one (1) month, three (3) months or six (6) months.”

(b)	Section 7.4(a)(i) of the Existing Credit Agreement is hereby deleted in its entirety and replaced with the following:

“(i)      Interest Periods for Term Benchmark Loans shall have a duration of one (1) month, three (3) months or six (6) months or a SOFR Non-Standard Interest Period as the Agent may agree to, subject to availability, provided that in the event the Borrower fails to specify an Interest Period for any Term Benchmark Loan in the applicable Drawdown Notice, Conversion Notice or Rollover Notice, the Borrower shall be deemed to have selected an Interest Period of one month;”

Article 3
REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties

To induce the Lenders and the Agent to enter into this Amendment, the Borrower hereby represents and warrants to the Lenders and the Agent that:

(a)	as of the date hereof, no Default has occurred and is continuing; and

(b)	the representations and warranties of the Borrower which are contained in Section 10.1 of the Existing Credit Agreement are true and correct on the date hereof as if made on the date hereof and that, as of the date hereof, no Material Adverse Change has occurred since December 31, 2024.

The representations and warranties in this Section 3.1 are given solely as of the date of this Amendment and the provisions of Section 12.1(c) of the Existing Credit Agreement do not apply to the representations and warranties in this Section 3.1.

Article 4
CONDITIONS PRECEDENT TO EFFECTIVENESS OF AMENDMENT

4.1	Conditions Precedent

This Amendment shall not become effective until the date on which the following conditions precedent are fulfilled:

(a)	this Amendment shall be executed and delivered by the Borrower, the Agent and the Lenders;

(b)	evidence satisfactory to the Agent that the Borrower is authorized to execute, deliver and perform its obligations under this Amendment and the Existing Credit Agreement as amended hereby; and

(c)	the Agent shall have confirmed that satisfactory arrangements have been made for the payment by the Borrower of the extension fee referred to in Section 5.1 of this Amendment.

Article 5
FEES

5.1	Extension Fee

On the execution and delivery of this Amendment, the Borrower shall pay to the Agent for the account of the Lenders an extension fee of 3.5 basis points per annum on the Individual Commitment of each Lender, calculated for the period commencing on and including the Maturity Date (as defined in the Existing Credit Agreement) and ending on and including the first day immediately preceding the Maturity Date, the entirety of which extension fee shall be due and payable upon execution of this Amendment and which such extension fee shall be non-refundable and fully earned when due.

Article 6
MISCELLANEOUS

6.1	Future References to the Credit Agreement

On and after the date of this Amendment, each reference in the Existing Credit Agreement to “this Agreement”, “hereunder”, “hereof”, or words of like import referring to the Existing Credit Agreement and each reference in any related document to the “Credit Agreement”, “thereunder”, “thereof”, or words of like import referring to the Existing Credit Agreement, shall mean and be a reference to the Existing Credit Agreement as amended hereby. The Existing Credit Agreement, as amended hereby, is and shall continue to be in full force and effect and is hereby in all respects ratified and confirmed.

6.2	Governing Law

This Amendment shall be governed by and construed in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein.

6.3	Enurement

This Amendment shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

6.4	Conflict

If any provision of this Amendment is inconsistent or conflicts with any provision of the Existing Credit Agreement, the relevant provision of this Amendment shall prevail and be paramount.

6.5	Further Assurances

The Borrower shall do, execute and deliver or shall cause to be done, executed and delivered all such further acts, documents and things as the Agent may reasonably request for the purpose of giving effect to this Amendment and to each and every provision hereof.

6.6	Non-Waiver

The execution, delivery and effectiveness of this Amendment shall not, except as expressly provided herein, operate as a waiver of any right, power or remedy of any Lender or the Agent under any of the Loan Documents, nor constitute a waiver of any provision of any of the Loan Documents.

6.7	Counterparts

This Amendment may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument. Delivery of an executed signature page of this Amendment by e-mail in pdf format shall be as effective as delivery of a manually executed counterpart thereof. The words “execution”, “signed”, “signature” and words of like import in this Amendment shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law.

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IN WITNESS WHEREOF the parties hereto have executed and delivered this Amendment on the date first above written.

FORTIS INC.

By:	(signed) Jocelyn H. Perry
	Name:	Jocelyn H. Perry
	Title:	Executive Vice President, Chief Financial Officer

By:	(signed) Regan P. O’Dea
	Name:	Regan P. O’Dea
	Title:	Vice President, General Counsel

THE BANK OF NOVA SCOTIA as Agent

By:	(signed) Jim Beninger
	Name:	Jim Beninger
	Title:	Managing Director & Head

By:	(signed) Venita Ramjattan
	Name:	Venita Ramjattan
	Title:	Associate

THE BANK OF NOVA SCOTIA as Lender

By:	(signed) Frank Carson
	Name:	Frank Carson
	Title:	Director

By:	(signed) Annette d’Eon
	Name:	Annette d’Eon
	Title:	Associate Director

canadian imperial bank of commerce

By:	(signed) Nirushan Thambirajah
	Name:	Nirushan Thambirajah
	Title:	Executive Director

By:	(signed) Peter Mastromarini
	Name:	Peter Mastromarini
	Title:	Managing Director

ROYAL BANK OF canada

By:	(signed) Timothy P. Murray
	Name:	Timothy P. Murray
	Title:	Authorized Signatory

BANK OF MONTREAL

By:	(signed) Sandesh Nellikode
	Name:	Sandesh Nellikode
	Title:	Vice President, Corporate Banking

THE TORONTO-DOMINION BANK

By:	(signed) David Manii
	Name:	David Manii
	Title:	Managing Director

By:	(signed) Sean Ray
	Name:	Sean Ray
	Title:	Director

NATIONAL BANK OF CANADA

By:	(signed) Tommy Sitaridis
	Name:	Tommy Sitaridis
	Title:	Vice-President

By:	(signed) Manny Deol
	Name:	Manny Deol
	Title:	Managing Director

MUFG BANK, LTD., CANADA Branch

By:	(signed) Richard W. Kim
	Name:	Richard W. Kim
	Title:	Director

BANK OF AMERICA, N.A. CANADA BRANCH

By:	(signed) Christopher J. Heitker
	Name:	Christopher J. Heitker
	Title:	Director

MORGAN STANLEY BANK, N.A.

By:	(signed) Michael King
	Name:	Michael King
	Title:	Authorized Signatory

FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC

By:	(signed) Jean-Francois Bourdon
	Name:	Jean-Francois Bourdon
	Title:	Director, Corporate Banking

By:	(signed) Martin Deschamps
	Name:	Martin Deschamps
	Title:	Director, Corporate Banking

Wells Fargo Bank, N.A., Canadian Branch

By:	(signed) Rajesh Bakhshi
	Name:	Rajesh Bakhshi
	Title:	Executive Director